# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CitroTech Inc., CIK 0000894556
CUSIP: 369759204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Cir., Suite 300, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 04/28/2026
Amends the filing with accession number 0000950170-25-043952
Filed by CIK 0002061007
Persons authorized to receive notices and communications: BoltRock Holdings LLC, 712 5th Avenue, 22nd Floor, New York, New York (NY), 10019, (212) 735-2691

## Reporting persons
- BoltRock Holdings LLC (CIK 0002061007): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 4,183,743; sole dispositive power 0; shared dispositive power 4,183,743; aggregate amount beneficially owned 4,183,743 (20% of the class)
- Craig A. Huff (CIK 0001241947): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,183,743; shared voting power 0; sole dispositive power 4,183,743; shared dispositive power 0; aggregate amount beneficially owned 4,183,743 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CitroTech Inc.
Address of issuer's principal executive offices: 6400 S. Fiddlers Green Cir., Suite 300, Greenwood Village, Colorado (CO), 80111
Comment: This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on March 24, 2025 (as subsequently amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being filed by BoltRock Holdings LLC ("BoltRock") and Craig A. Huff (collectively, the "Reporting Persons") with respect to the common stock, par value $0.0001 per share (the "Common Shares") of CitroTech Inc. (the "Issuer").
Residence or business address: The principal business address of the Reporting Persons is 712 5th Avenue, 22nd Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of BoltRock is in the investment of securities. The principal occupation of Mr. Huff is day-to-day management and oversight of BoltRock.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Row 6 of each of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 7, 2026, in connection with the extension of the maturity date of the Convertible Note held by BoltRock, the Issuer issued to BoltRock a warrant to purchase 46,250 Common Shares at an exercise price of $3.00 per share. The warrant has a five-year term commencing on its date of issuance.

On April 28, 2026, the Issuer issued to BoltRock 940,799 Common Shares upon the conversion of the Convertible Note for the outstanding principal amount of $2,222,000 plus accrued and unpaid interest, at the conversion rate of $2.4 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 3 of this Amendment No. 2 is hereby incorporated by reference into this Item 4.

On October 21, 2025, pursuant to the terms of the securities purchase and stockholders agreement with TC Special Investments, LLC, BoltRock appointed Mr. Huff as a member of the Issuer's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Item 5 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have beneficial ownership of 4,183,743 Common Shares, which consists of (i) 3,357,467 Common Shares, (ii) 318,914 Common Shares issuable upon the conversion of 95,674 Series C Shares and (iii) 507,362 Common Shares issuable upon the exercise of certain warrants held by BoltRock. The percentage of beneficial ownership is approximately 20.0% of the outstanding Common Shares. The percentage was calculated based on (i) 19,150,234 Common Shares outstanding as disclosed in the Issuer's Preliminary Information Statement on Schedule 14C filed on April 15, 2026, (ii) 318,914 Common Shares issuable upon the conversion of 95,674 Series C Shares held by BoltRock, (iii) 507,362 Common Shares issuable upon the exercise of certain warrants held by BoltRock and (iv) 940,799 Common Shares issued to BoltRock for the conversion of the Convertible Note on April 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 2 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 2, the Reporting Persons have not effected any transactions in Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BoltRock Holdings LLC: /s/ Craig A. Huff, Managing Member (04/30/2026)
- Craig A. Huff: /s/ Craig A. Huff, Craig A. Huff (04/30/2026)